Exhibit 99.1

Daqo New Energy Announces $100 Million Share Repurchase Program

Shanghai, China—August 26, 2025–Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy," the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that its board of directors has approved a US$100 million share repurchase program, effective today through December 31, 2026.

The board of directors has authorized Daqo New Energy to repurchase up to US$100 million worth of its own issued and outstanding ordinary shares or American depositary shares representing ordinary shares in open-market purchases, in negotiated transactions off the market, in block trades or through other legally permissible means in accordance with applicable United States securities laws.

The Company expects to fund the repurchase primarily out of its existing cash balance. The repurchase program does not obligate Daqo New Energy to acquire any number of ordinary shares or ADSs at any specific time. The board of directors will review the share repurchase program periodically and may authorize adjustments of its terms and size accordingly.

Mr. Xiang Xu, Chairman and Chief Executive Officer of the Company, said, “The share repurchase program reflects our confidence in the Company’s business prospects as we navigate the current industry downcycle. We remain committed to achieving sustainable growth and creating long-term value for our shareholders. The timing, quantity, and price of any repurchases will depend on the Company’s operational performance and market conditions, as well as compliance with corporate governance and regulatory requirements, including any applicable blackout period.”

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) ("Daqo" or the "Company") is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufacturers, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 305,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

For more information, please visit www.dqsolar.com.

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1 480 614 3004
Email: lbergkamp@christensencomms.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “might,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.